File No. 70-9145



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                      ----------------------------------

                                 AMENDMENT NO. 7
                                       TO
                                    FORM U-1
                      ----------------------------------


                           APPLICATION OR DECLARATION

                                    under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                     * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                               AEP RESOURCES, INC.
                          AEP RESOURCES SERVICE COMPANY
                            AEP ENERGY SERVICES, INC.
                    1 Riverside Plaza, Columbus,  Ohio 43215 (Name of company or companies filing this statement
                 and addresses of principal executive offices)

                                     * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                     * * *

                         Susan Tomasky, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215


                        Jeffrey D. Cross, General Counsel
                               AEP RESOURCES, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215 (Names and addresses of agents for service)


      American Electric Power Company, Inc. ("American"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), AEP Resources, Inc. ("Resources"), AEP Resources Service Company and AEP Energy Services, Inc. ("AEPES") wholly-owned non-utility subsidiaries of American, hereby amend their Application or Declaration on Form U-1 in File No. 70-9145 as follows:
      1.    By amending and restating Item 1C:
      "C.   Compliance with Rule 54
            Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ('EWG') or a foreign utility company ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and
      (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
            Rule 53(a)(1). As of September 30, 1999, American, through its subsidiary, Resources, had aggregate investment in FUCOs of $826,228,000. This investment represents approximately 48.3% of $1,711,072,000, the average of the consolidated retained earnings of American reported on Forms 10-Q and 10-K for the four consecutive quarters ended September 30, 1999.
            Rule 53(a)(2). Each FUCO in which American invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
            Rule 53(a)(3). No more than 2% of the employees of the utility subsidiaries of American will, at any one time, directly or indirectly, render services to any FUCO.
            Rule 53(a)(4). American has submitted and will submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's utility subsidiaries.
            Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,711,072,000) represented an increase of approximately $56,487,000 (or 3.4%) in the average consolidated retained earnings from the previous four quarterly periods ($1,654,585,000); and
      (iii) for the fiscal year ended December 31, 1998, American did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs.
            American was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the '100% Order') in File No. 70-9021. In connection with its
      consideration  of  American's   application  for  the  100%  Order,  the
      Commission reviewed American's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to American involved with
      investments  in  EWGs  and  FUCOs,   the  Commission   determined   that
      permitting American to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of American, nor would it have an adverse impact on any of its utility subsidiaries or their customers, or on the ability of state commissions to protect such utility subsidiaries or their customers. "
      2. By adding the following paragraph to the end of Item 2. FEES, COMMISSIONS and EXPENSES:
            "The fees, commissions and expenses incurred or expected to be incurred in connection with the transactions proposed in this Amendment are estimated not to exceed $2,000."
                                    SIGNATURE
      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                        AMERICAN ELECTRIC POWER COMPANY, INC.
                            AEP ENERGY SERVICES, INC.
                          AEP RESOURCES SERVICE COMPANY
                               AEP RESOURCES, INC.


                        By__/s/ A. A. Pena__________________
                                         Treasurer


Dated:  January 19, 2000